

Welcome to the Pharmacyclics
Second Quarter 2014 Conference Call

Forward Looking Statements

This announcement may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements, among others, relating to our future capital requirements, including our expected liquidity position and timing of the receipt of certain milestone payments, and the sufficiency of our current assets to meet these requirements, our future results of operations, our expectations for and timing of ongoing or future clinical trials and regulatory approvals for any of our product candidates, and our plans, objectives, expectations and intentions. Because these statements apply to future events, they are subject to risks and uncertainties. When used in this announcement, the words "anticipate", "believe", "estimate", "expect", "expectation", "goal", "should", "would", "project", "plan", "predict", "intend", "target" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, expected liquidity or achievements to differ materially from those projected in, or implied by, these forward-looking statements. Factors that may cause such a difference include, without limitation, our need for substantial additional financing and the availability and terms of any such financing, the safety and/or efficacy results of clinical trials of our product candidates, our failure to obtain regulatory approvals or comply with ongoing governmental regulation, our ability to commercialize, manufacture and achieve market acceptance of any of our product candidates, for which we rely heavily on collaboration with third parties, and our ability to protect and enforce our intellectual property rights and to operate without infringing upon the proprietary rights of third parties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements and no assurance can be given that the actual results will be consistent with these forward-looking statements. For more information about the risks and uncertainties that may affect our results, please see the Risk Factors section of our filings with the Securities and Exchange Commission, including our transition report on Form 10-K for the six month period ended *December 31, 2012* and quarterly reports on Form 10-Q. We do not intend to update any of the forward-looking statements after the date of this announcement to conform these statements to actual results, to changes in management's expectations or otherwise, except as may be required by law.

Agenda

- **Financial Update**   Manmeet Soni, CFO

- **Corporate Overview**   Robert Duggan, CEO

- **Operational Summary**   Maky Zanganeh, COO

- **Q&A**



Manmeet Soni
Chief Financial Officer



Robert Duggan
Chairman & CEO
of the Board of Directors

*"At Pharmacyclics,
we aspire to lead in the
creation of new era of
patient-friendly , body-
harmonious medicinal
solutions."*



- At Pharmacyclics, we have a saying, "Patients First and Science Based"

- We measure our success by the number of patients benefitting from our medicine.



FDA Approved Expanded Use of IMBRUVICA

The U.S. Food and Drug Administration granted:

- Full approval for CLL patients who have received one prior therapy

- Full approval for all CLL Patients with 17P deletion, who are treatment naïve (frontline) and who have received one prior therapy



European Medicines Agency Recommended Full Approval

Recommendation for full approval for :

- Adult patients with MCL and CLL who have received at least one prior therapy

- Front-line CLL patients with 17p deletion unsuitable for chemo-immunotherapy



IMBRUVICA Value Drivers

- Overall survival

- Progression-free survival

- Response rate

- Durability of response

- Safety

- Tolerability

- Low discontinuations



RESONATE™

- A Phase III, multi-center, international, open-label, randomized study

- Examined IMBRUVICA versus ofatumumab in relapsed or refractory CLL/SLL patients

- Data debuted in the official press program of the American Society of Clinical Oncology annual meeting

- Simultaneously published in the *New England Journal of Medicine*

- Featured in the 2014 "Best of ASCO"

- Presented in the Presidential Symposium at the European Hematology Association annual meeting



Dr. Maky Zanganeh
Chief Operating Officer



"Making a difference
for the betterment of patients"

IMBRUVICA (ibrutinib) Clinical Development Program

■ **50 Total Clinical Trials (company and investigator sponsored)**

■ **12 Phase III Trials**

714%
Growth



ibr
140 mg

Enrollment in IMBRUVICA (ibrutinib) Clinical Trials

Enrollment Increased Over 7-fold Between 1Q 2012 and 2Q 2014



3,300 Patients Enrolled to Date

Key Study Milestones

Q2 2014: sNDA filing with the FDA; RESONATE™ presentation at ASCO and simultaneous NEJM publication

Q1 2014: RESONATE™ (PCYC-1112) study interim analysis and early stopping; CLL FDA accelerated approval

Q4 2013: MCL FDA accelerated FDA approval

Q2 2013: *NEJM* PCYC-1102 & PCYC-1104 publication

Q4 2012: ASH 2012

IMBRUVICA (ibrutinib) Trials Across Histologies
(Company and Investigator Sponsored Trials)

	Phase I/II	Phase III	Anticipated Enrollment
CLL/SLL	16	7	
MCL	6	2	
WM	1	1	
FL	4	1*	
MZL	1	1*	
DLBCL	6	1	
MM	2	0	
Other	2	0	
Total Studies	38	12	7159 Total Patients

*FL/MZL is a joint, singular Phase III study

IMBRUVICA (ibrutinib) Key Studies

Histology	Newly Treated	Relapsed/ Refractory Single-Agent	Relapsed/Refractory Combination
CLL/SLL	●	●	●
MCL	●	●	●
WM		●	●
FL	●	●	●
MZL		●	
DLBCL	●	●	●
MM		●	●
Other		●	

CLL Key Studies

Key Study	Watch & Wait	Newly Treated Young Fit	Newly Treated Elderly	Relapsed/ Refractory Single-Agent	Relapsed/ Refractory Combination
PCYC-1102			●	●	
Burger-MDACC					●
RESONATE-17				●	
RESONATE™				●	
RESONATE-2			●		
HELIOS					●
ALLIANCE			●		
CLL-12	●				
ECOG		●			

In-Market Adoption

IMBRUVICA Patient Share

■ **2L+CLL IMBRUVICA Patient Share**

■ **2L+MCL IMBRUVICA Patient Share**





ibr 140 mg

Bottles of IMBRUVICA Shipped

21,833 Total Bottles Shipped Since Launch



■ IMBRUVICA 90-pill
■ IMBRUVICA 120-pill

2014 Qtr/Qtr Growth – 94%

	Q4 2013 First Approval – November 13, 2013	Q1 2014 Second Approval – February 12, 2014	Q2 2014
Total	1,572	6,889	13,372
90-pill	615	3,953	9,427
120-pill	957	2,936	3,945



IMBRUVICA Revenue by Quarter

Top Cancer Drug Launches for First Four Quarters in US



Question & Answer

Contacts:

Investors

Ramses Erdtmann

408-215-3325

Thomas Butler

408-215-3683

Media

Samina Bari

408-215-3169



"Making a difference for the betterment of patients."